QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2002	2002	11	08
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	11	08
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	11	08

SCHEDULE “A”

Management’s Responsibility for Financial Reporting

The accompanying financial statements of the company have been prepared in accordance with accounting principles generally accepted in Canada, and contain estimates based on management’s judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company’s auditors to review the scope and results of the annual audit, and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The company’s independent auditors, Beauchamp & Company, are appointed by shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards, and their report follows.

"R.E. Gordon Davis"	"Ross A. Mitchell"
R.E. Gordon Davis	Ross A. Mitchell
President	Vice President, Finance
October 23, 2002

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

AUDITORS’ REPORT

To the Shareholders of
Canplats Resources Corporation

We have audited the balance sheets of Canplats Resources Corporation as at July 31, 2002 and 2001 and the statements of loss and deficit, cash flows and changes in shareholders’ equity for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

Canadian generally accepted accounting principles vary in certain significant respects from United States generally accepted accounting principles and practices. Application of United States generally accepted accounting principles and practices would have affected the results of operations for the year ended July 31, 2002 and the assets and shareholders’ equity as at July 31, 2002 to the extent summarized in note 13 to the financial statements.

"Beauchamp & Company"
Vancouver, Canada
October 23, 2002	Chartered Accountants

BEAUCHAMP & COMPANY
CHARTERED ACCOUNTANTS
#205 – 788 BEATTY STREET VANCOUVER, B.C.
V6B 2M1
PHONE: 604-688-2850
FAX: 604-688-2777

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Our report to the shareholders dated October 23, 2002 is expressed in accordance with Canadian reporting standards which do not permit a reference to such matters in the auditors’ report when the uncertainties are adequately disclosed in the financial statements.

"Beauchamp & Company"
Vancouver, Canada
October 23, 2002	Chartered Accountants

Canplats Resources Corporation
Schedule “A”

BALANCE SHEETS

As at July 31

                                                    2002              2001
                                                      $                 $
--------------------------------------------------------------------------------------------------

ASSETS
Current
Cash                                               35,246           183,331
Restricted cash [note 4]                          107,607               -
Receivables                                         6,019            13,264
Due from related parties [note 9]                  10,988               232
Prepaid expense                                       604             3,616
--------------------------------------------------------------------------------------------------
Total current assets                              160,464           200,443

Mineral properties [note 3]                     1,478,254           986,469
--------------------------------------------------------------------------------------------------
Total Assets                                    1,638,718         1,186,912
--------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities           25,359            30,960
Due to related parties [note 9]                    30,539            26,528
--------------------------------------------------------------------------------------------------
Total liabilities                                  55,898            57,488
--------------------------------------------------------------------------------------------------

Shareholders' equity
Share capital [note 5]                          8,125,636         7,566,941
Deposits on share subscriptions [note 5]          106,000               -
--------------------------------------------------------------------------------------------------
                                                8,231,636         7,566,941

Deficit                                        (6,648,816)       (6,437,517)
--------------------------------------------------------------------------------------------------
Total shareholders' equity                      1,582,820         1,129,424
--------------------------------------------------------------------------------------------------
                                                1,638,718         1,186,912
--------------------------------------------------------------------------------------------------
On behalf of the Board:

"R.E.Gordon Davis"	"James Tutton"
______________________	______________________
R.E. Gordon Davis, Director	James W. Tutton, Director

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF LOSS AND DEFICIT

Years ended July 31

                                                   2002       2001        2000                                                                 $
                                                     $          $           $
  -------------------------------------------------------------------------------------------------------------------

  Expenses
  Bank charges                                      600         391        272
  Consulting                                        -        17,278     12,800
  General exploration                             3,533         -        6,771
  Insurance                                       6,315         634        -
  Investor relations                             15,172      19,364      1,279
  Legal, accounting and audit                     7,005      17,815      8,763
  Listing and filing fees                         8,683       3,625      1,545
  Management administration fee [note 8]         23,500      10,200         -
  Office                                          3,455      17,156      7,653
  Rent [note 8]                                  14,500      18,000         -
  Salaries                                       38,738      50,022      1,646
  Shareholder relations                          14,240      16,918         -
  Telephone                                         118       3,251        359
  Travel and accommodation                           -        3,801     10,585
  Transfer agents                                15,692       6,898         -
  ------------------------------------------------------------------------------------------------------------------
                                               (151,551)   (185,353)   (51,673)
  ------------------------------------------------------------------------------------------------------------------

  Other income (expenses)
  Interest income                                 1,636       6,419      2,088
  Gain on debt settlement                           -         1,700     13,874
  Write-off of investment in Colby Gold PLC         -           -           (1)
  Write-off of mineral properties [note 3]      (61,384)    (23,771)   (79,412)
  ------------------------------------------------------------------------------------------------------------------
                                                (59,748)    (15,652)   (63,451)
  ------------------------------------------------------------------------------------------------------------------

  Loss for the year                            (211,299)   (201,005)   (115,124)

  Deficit, beginning of the year             (6,437,517) (6,236,512) (6,121,388)
  ------------------------------------------------------------------------------------------------------------------
  Deficit, end of the year                   (6,648,816) (6,437,517) (6,236,512)
  ------------------------------------------------------------------------------------------------------------------

  Weighted average number of issued shares    9,202,413    3,062,700  1,111,303
  ------------------------------------------------------------------------------------------------------------------

  Basic loss per share                             0.02         0.06       0.10
  ------------------------------------------------------------------------------------------------------------------

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF CASH FLOWS

Years ended July 31

                                                    2002        2001       2000
                                                      $           $         $
--------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
Loss for the year                               (211,299)   (201,005)  (115,124)
Non-cash items:
   Gain on debt settlement                          -           -       (13,874)
   Write-off of mineral properties                61,384      23,771     79,412
    Write-off of investment in Colby Gold PLC       -           -             1
--------------------------------------------------------------------------------------------------------------------
                                                (149,915)   (177,234)   (49,585)
Net change in non-cash working capital items:
   Amounts receivable and prepaid expenses        10,257       5,164    (19,101)
   Due from related parties                      (10,756)      4,194     (3,267)
   Accounts payable and accrued liabilities       (5,601)     (2,366)   (40,803)
   Due to related parties                          4,011       9,300   (342,314)
--------------------------------------------------------------------------------------------------------------------
Cash used in operating activities               (152,004)   (160,942)  (455,070)
---------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Mineral property costs                          (516,669)   (541,618)  (360,952)
--------------------------------------------------------------------------------------------------------------------
Cash used in investing activities               (516,669)   (541,618)  (360,952)
--------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Special warrants for cash                            -          -       937,750
Shares issued for cash                           523,500    1,000,000      -
Deposits on share subscriptions                  106,000
Deferred financing costs                          (1,305)    (208,196)  (27,960)
--------------------------------------------------------------------------------------------------------------------
Cash provided by financing activities            628,195      791,804   909,790
--------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                      (40,478)      89,244    93,768

Cash, beginning of year                          183,331       94,087       319
--------------------------------------------------------------------------------------------------------------------
Cash, end of the year                            142,853      183,331    94,087
--------------------------------------------------------------------------------------------------------------------

Supplemental cash flow information:

--------------------------------------------------------------------------------------------------------------------

Non-cash financing activities
Shares issued for mineral property acquisitions    36,500       6,250       -
--------------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

                                              Common Stock
                                                                         Special                 Total Shareholders'
                                                          Amount         Warrants       Deficit  Equity (Deficiency)
                                    Number of Shares        $                   $             $          $
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 1999                   1,111,303       5,859,097            -      (6,121,388)       (262,291)

Issued by private placements

   Series "A" Special Warrants                  -                -           400,000        -             400,000

   Series "B" Special Warrants                  -                -           242,500        -             242,500

   Series "C" Special Warrants                  -                -           295,250        -             295,250

Loss for the year                               -                -             -         (115,124)       (115,124)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2000                   1,111,303        5,859,097        937,750   (6,236,512)        560,335

Conversion of special warrants

   Series "A" Special Warrants             1,600,000          400,000       (400,000)       -                -

   Series "B" Special Warrants               970,000          242,500       (242,500)       -                -

   Series "C" Special Warrants             1,181,000          295,250       (295,250)       -                -

For cash                                   2,500,000        1,000,000          -            -           1,000,000

For mineral properties                        25,000            6,250          -            -               6,250

Share issue costs                               -            (236,156)         -            -            (236,156)

Loss for the year                               -                -             -         (201,005)       (201,005)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2001                   7,387,303        7,566,941          -       (6,437,517)      1,129,424

For cash                                   2,655,000          523,500          -            -             523,500

For mineral properties                       175,000           36,500          -            -              36,500

Deposits on share subscriptions                 -             106,000          -            -             106,000

Share issue costs                               -              (1,305)         -            -              (1,305)

Loss for the year                               -                 -            -         (211,299)       (211,299)
----------------------------------------------------------------------------------------------------------------------

Balance at July 31, 2002                  10,217,303        8,231,636          -       (6,648,816)      1,582,820
----------------------------------------------------------------------------------------------------------------------

        The accompanying notes are an integral part of the financial statements.

Canplats Resources Corporation
Schedule “A”

NOTES TO FINANCIAL STATEMENTS
For the years ended July 31, 2002 and 2001

1.     NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia, Canada on February 15, 1967. Effective October 14, 1999, the Company changed its name from Colby Resources Corp. to International Colby Resources Corp. Effective March 15, 2000, the Company changed its name from International Colby Resources Corp. to Canplats Resources Corporation.

The Company is in the process of acquiring, exploring and developing platinum group mineral properties. The Company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The Company has not determined whether these properties contain ore reserves that are economically recoverable and the Company is considered to be in the exploration stage.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. Management has estimated that the Company will have adequate funds from existing working capital and additional financings to meet its corporate administrative and property obligations for the coming year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written off, and do not necessarily represent present or future values.

2.     SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). The significant measurement differences between those principles and those that would be applied under U.S. generally accepted accounting principles (U.S. GAAP), as they affect the Company, are disclosed in note 13.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties

The Company capitalizes the cost of acquiring mineral claims and exploration costs which are directly related to specific mineral claims until such time as the extent of the mineralization has been determined and the mineral claims are either developed, abandoned or allowed to expire.

If a claim is abandoned or if it is determined that its value is less than the book value, the accumulated mineral property and vested deferred exploration costs are written off in the year of abandonment or impairment in value. Once a property reaches commercial production, mineral property and deferred exploration costs will be amortized against production revenues.

Mineral claim option receipts received by the Company upon sale of an interest in a mining property would be considered as a recovery of costs and be recorded as a reduction of the deferred exploration costs on a property-by-property basis.

The amounts shown for acquisition of mineral claims and deferred exploration represent costs spent to date and do not necessarily reflect present or future values.

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits is renounced to investors in accordance with the Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Deferred financing costs

The costs of the prospectus preparation for legal, accounting, filing and sponsorship were initially deferred. These costs were charged against share capital when the shares were issued in March 2001.

Income taxes

The Company follows the asset and liability method of accounting for income taxes in accordance with the recent recommendations of the Canadian Institute of Chartered Accountants. Under this method, future income taxes are recognized for the future income tax consequences attributable to differences between the financial statement carrying values and their respective income tax bases (temporary differences). Future income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates in included in income in the period in which the change occurs. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

Stock-based compensation

The Company grants stock options to executive officers and directors, employees and consultants pursuant to a stock option plan described in note 6. Effective January 1, 2002, the company adopted the recommendations of the new Canadian Institute of Chartered Accountants’ handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to share capital. There is no effect on the financial statements of either the current period or prior period presented.

Loss per share

Basic income/loss per common share is calculated using the weighted average number of common shares issued and outstanding during each period. Diluted income/loss per share is calculated using the new Canadian Institute of Chartered Accountants treasury stock method. It assumes that the proceeds from the exercise of options or warrants would be used to purchase common shares at the average market price during the period. The new standard has been applied on a retroactive basis and had no impact on the amounts presented.

Foreign currency translation

Transactions recorded in United States dollars are translated as follows:

o Monetary assets and liabilities at the rate prevailing at the balance sheet date

o Non-monetary assets and liabilities at historic rates

o Income and expenses at the actual rate of exchange in effect on the date of the transaction

Exchange gains or losses are recorded in the statements of operations and deficit.

Effective January 1, 2002 the company adopted the revised recommendations of the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. There were no unamortized foreign exchange losses on long-term debt as at December 31, 2001 and consequently no adjustment to reduce opening retained earnings was necessary.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

3.     MINERAL PROPERTY COSTS

The Company’s properties are located in Ontario in the Thunder Bay Mining Division, Voltaire and Nipigon Lake areas.

                                                Voltaire  Black                                   Other
                  Grand Bay  Geikie     Posh    Johnspine Sturgeon   Tartan    Stucco    Mikinak  Properties  Total
                      $         $         $         $         $         $         $         $         $         $
Balance - July
31, 2000             34,385    73,779    75,489   128,773  42,821       6,480    32,942    10,621    57,082   462,372
----------------------------------------------------------------------------------------------------------------------

Acquisition costs    15,000    10,850         -    43,722       -      (5,000)        -     4,000     4,384    72,956
----------------------------------------------------------------------------------------------------------------------

Aircraft                  -         -         -     3,000       -           -         -         -         -     3,000

Assays                   51        77        81       159      34           -        26         -         -       428

Consulting            2,407     3,570     3,806     7,533   1,587           -     1,190        55         -    20,148

Drafting                132       792       467     2,321     176         108       176        88       220     4,480

Drilling                  -         -         -    57,314       -           -         -         -         -    57,314

Geology               3,522    12,514     1,814    22,086   2,177         288     1,217       320     1,315    45,253

Geophysics           21,288    51,027    30,778    69,462  26,574       8,386       679    16,524         -   224,718

Labour                    -     3,600         -         -       -           -         -         -         -     3,600

Line cutting          6,202    21,923    10,239    22,415       -      16,298         -     4,591         -    81,668

Living costs            693       443         -     1,436       -           -        59         -         -     2,631

Metallurgical           257     6,177         -     2,444       -           -         -         -         -     8,878
Office
expense-field           752     1,654     1,123     2,692     442           -       373        74       689     7,799

Prospecting           1,000     2,425     1,000     2,545       -           -       100         -         -     7,070

Storage                 387       580       612     1,192     258           -       193         -         -     3,222

Travel                  631     1,114         -     2,711     180           -        67         -         -     4,703
----------------------------------------------------------------------------------------------------------------------
Exploration costs
for the year          37,322   105,896    49,920   197,310  31,428      25,080     4,080    21,652     2,224   474,912
----------------------------------------------------------------------------------------------------------------------
Costs written
off during the
year                       -         -         -         -         -         -         -         -  (23,771)  (23,771)
----------------------------------------------------------------------------------------------------------------------

Balance - July
31, 2001               86,707   190,525   125,409   369,805    74,249    26,560    37,022    36,273    39,919   986,469
----------------------------------------------------------------------------------------------------------------------

Acquisition
costs
for the period            -    12,500         -       650         -         -  (28,850)   (4,200)    24,000     4,100
----------------------------------------------------------------------------------------------------------------------
Aircraft                  -         -         -         -         -         -         -     2,413         -     2,413

Assaying              7,549    20,532     4,224     7,671     3,321         -       840     4,214         -    48,351

Consulting                -     1,267         -     1,500         -       680         -         -         -     3,447

Drafting              1,661     3,390     1,517     1,881       440         -       132       682         -     9,703

Drilling             27,903    49,731    14,235    69,199         -         -         -         -         -   161,068

Geochemistry          1,874         -         -         -     2,276         -         -     2,502         -     6,652

Geology              21,367    16,721    12,627    27,750     1,340         -       640     2,234       356    83,035

Geophysics           28,913    26,206     2,500    41,476     5,382         -         -    13,294     1,795   119,566

Government fees          88       263         -       162         -         -        39         -        65       617

Equipment                 -     7,913     2,325    22,793         -         -         -         -         -    33,031

Labour                1,846     3,788     1,461    11,024         -         -         -         -         -    18,119
                                                                                                   25,132
Line cutting          2,866    10,224         -         -     5,971         -         -     6,071         -

Living costs          2,283     5,433     3,075     2,450         -         -       449         -       289    13,979

Metallurgical           781         -         -         -         -         -         -         -         -       781
Office
expense-field         1,043     3,621     2,473     2,019       179         -        94       179       133     9,741

Prospecting             325     3,675     1,400         -         -         -       325         -         -     5,725

Storage               1,359     2,758       846     1,829         -         -         -         -       408     7,200

Travel                3,226     9,354     1,992     6,911         -         -       146         -         -    21,629

Joint venture
recoveries                -         -         -         -         -         -         -   (21,120)        -   (21,120)
----------------------------------------------------------------------------------------------------------------------
Exploration costs
for the year        103,084   164,876    48,675   196,665    18,909       680     2,665    10,469     3,046   549,069
----------------------------------------------------------------------------------------------------------------------
Costs written off
during the year           -         -         -         -         -   (27,240)        -         -  (34,144)  (61,384)
----------------------------------------------------------------------------------------------------------------------
Balance - July
31, 2002            189,791   367,901   174,084   567,120    93,158         -    10,837    42,542    32,821 1,478,254
----------------------------------------------------------------------------------------------------------------------

3.     MINERAL PROPERTY COSTS (continued)

PRINCIPAL PROPERTIES

Grand Bay

The Company has an option to acquire from Canadian Golden Dragon Resources Ltd. up to a 75% interest in 5 mineral claims (76 units) by paying Golden Dragon $26,000 (paid) over two years and spending a total of $500,000 in exploration by June 30, 2003. The property is subject to a 1% net smelter return (“NSR”) which the Company can purchase for $500,000.

Geikie

The Company has an agreement to acquire a 100% interest in 7 mineral claims (108 units) near Cheeseman and Kitchen Lake area, by an initial cash payment of $10,000 (paid) and the requirement to issue a total of 100,000 common shares in four equal installments of 25,000 shares in six month intervals (notes 5 and 14), and the granting of a 1% NSR which may be repurchased by the Company for $500,000. An additional 27 mineral claims (381 units) have been staked, of which 19 mineral claims (274 units) remain.

Posh

The Company has an option to acquire from East West Resource Corporation (“East West”), a related company by one common director, up to a 75% interest in 7 mineral claims (112 units) near Cheeseman Lake, Circle Lake, and Lunch Creek area by making a total of $30,000 in cash payments (paid) and spending a total of $500,000 in exploration expenditures by June 30, 2003. A 1% NSR in the property can be purchased for $500,000. An additional 8 mineral claims (105 units) have been staked by the Company, of which 1 mineral claim (16 units) remain.

Voltaire-Johnspine

The 100%-owned Voltaire-Johnspine Property is comprised of five adjacent claim blocks that have been merged together: Voltaire, Johnspine, Gull River, Mount Lake and Chief Bay. The Voltaire-Johnspine Property consists of 62 mineral claims (815 units) covering an area of approximately 13,622 hectares and is located approximately 5 km southwest of the Gull River Indian Reservation and 65 km north of the Lac des Iles mine. The property is traversed by Highway 527 that links Thunder Bay, Ontario to Armstrong, Ontario.

Black Sturgeon

The Company has a 100% interest in the 4 mineral claims (64 units).

Tartan

The Company has a 100% interest in the 4 mineral claims (56 units). In fiscal 2002 the Company entered into an option agreement with Red Star Resource Corp. under which Red Star could earn a 50% interest. The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Stucco

The Company has a 100% interest in the Stucco property consisting of 23 mineral claims (314 units) located in the Thunder Bay Mining Division of Ontario. As part of the 314 claim unit property, a 16 unit claim has been purchased subject to the issuance of 50,000 common shares in three installments over 18 months. The vendors retain a 2% NSR of which 1% may be purchased for $1,000,000 and the remaining 1% may be purchased on a right of first refusal basis. In fiscal 2002 the Company signed an option agreement with Platinum Group Metals Ltd. whereby Platinum Group Metals can earn up to a 60% interest in the Stucco property. Under the terms of the agreement, Platinum Group Metals can earn a 51% interest in the property through cash payments totalling $65,000 and exploration and development expenditures of $1,000,000 over four years.

Mikinak

The Company has an option to acquire from East West up to a 50% interest in 11 mineral claims (163 units) by funding $20,000 of assessment work and option payments. The Company will be the operator. The property is subject to a 2% NSR of which 0.8% can be purchased for $800,000 and the balance of the royalty on which the companies have a first right of refusal if sold. In fiscal 2002 the Company entered into an option/joint venture agreement with Teck Cominco Limited. Under the terms of the agreement, Teck may earn a 51% interest through cash payments totalling $100,000 and by spending exploration and development expenditures of $750,000 over four years. An additional 9% may be earned by spending another $1,500,000 over two years. An additional 3 mineral claims (17 units) have been staked. Subsequent to fiscal 2002, Teck Cominco gave notice that it as terminating the agreement (note 14).

OTHER PROPERTIES

Awl Lake

The Company acquired 5 mineral claims (80 units) located in the Obonga Lake area, Thunder Bay Mining Division, by paying $3,000 (paid) and issuing 100,000 common shares (issued).

Plateau Lake

The Company acquired by staking 13 mineral claims (94 units), which it owns 50/50 with East West and which is optioned to Prism Resources Inc., a company in which a director and president is also a director of the Company, whereby Prism can earn up to a 60% interest by paying $4,500 by June 25, 2001 (paid) and incur $436,000 in exploration costs by June 25, 2003. A total of 4 mineral claims (52 units) are remaining.

North Fintry

The Company has a 100% interest in 4 mineral claims (48 units). In fiscal 2002 all costs associated with the property were written off.

Circle Lake

The Company had a 100% interest in 15 mineral claims (196 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

Boomer Lake

The Company had a 100% interest in 10 mineral claims (123 units). The claims were allowed to lapse in fiscal 2002 and all costs associated with the property were written off.

4.     RESTRICTED CASH

During the year ending July 31, 2002 the Company raised a total of $501,000 in proceeds from the private placement of 2,505,000 flow-through common shares. A further $81,000 was received as deposits on share subscriptions for flow-through common shares. These proceeds can only be used on exploration of Canadian mineral properties and the tax benefits flow through to the subscribers. As of July 31, 2002, the unspent cash balance was $107,607.

5.     SHARE CAPITAL

Authorized

100,000,000 common shares without par value.

[a]  The Company had the following shares issued and outstanding:

                                                    Number of
                                                      Shares              $
     --------------------------------------------------------------------------------------------
     Balance, July 31, 2000                         1,111,303         5,859,097
      For cash:
       Initial public offering (c)                  2,500,000         1,000,000
       Series "A" Special Warrants (b)              1,600,000           400,000
       Series "B" Special Warrants (b)                970,000           242,500
       Series "C" Special Warrants (b)              1,181,000           295,250
       For mineral properties (note 3)                 25,000             6,250
       Share issue costs                                 -             (236,156)
     ------------------------------------------------------------------------------------------
     Balance, July 31, 2001                         7,387,303         7,566,941
      For cash:
       Private placements (d)                         150,000            22,500
       Private placements - flow-through (d)        2,505,000           501,000
      For mineral properties (note 3)                 175,000            36,500
      Share issue costs                                   -              (1,305)
      Deposits on share subscriptions (e)                 -             106,000
     -------------------------------------------------------------------------------------------
     Balance, July 31, 2002                        10,217,303         8,231,636
     -------------------------------------------------------------------------------------------

        As at July 31, 2002, the Company had 138,000 (2001 – 207,000) shares subject to escrow agreements.

[b]

The Company has issued 1,600,000 Series “A” Special Warrants at $0.25 per Special Warrant, exchangeable into 1,600,000 common shares and 970,000 Series “B” Special Warrants, 770,000 of which are flow-through warrants and 200,000 non-flow-through warrants, exchangeable into 970,000 common shares and 970,000 warrants whereby each warrant can be exercised to acquire one share at $0.25 in the first year and at $0.30 in the second year. The Company received proceeds for 1,181,000 Series “C” Special Warrants, exchangeable into 1,181,000 common shares and 1,181,000 warrants whereby each warrant can be exercised to acquire one share at $0.25 for one share in the first year and $0.30 in the second year. The Series “C” Special Warrants did not close until September 30, 2000. The warrants all expired on September 30, 2002.

[c]

The Company completed its initial public offering in March 2001 on the Canadian Venture Exchange by issuing to the public 2,500,000 units at a price of $0.40 per unit, to net the Company $763,844 after commissions, legal and sponsorship fees of $236,156. Each unit sold is comprised of one common share and one half of one non-transferable share purchase warrant. One whole warrant will entitle the holder to purchase one additional common share, exercisable at $0.50 per share, until March 19, 2002. The listing of the Company’s shares qualified the issuance of 3,751,000 shares and 2,151,000 share purchase warrants, which were issued pursuant to previously issued Series “A”, Series “B” and Series “C” special warrants. The warrants all expired on September 30, 2002.

The Company’s agents were granted non-transferable share purchase warrants with the same exercise terms as the share purchase warrants, entitling them to purchase 500,000 common shares of the Company. The warrants expired on March 21, 2002.

[d]

During the year ending July 31, 2002 the Company issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share.

[e]

In July 2002 the Company announced it was planning a private placement and in early August 2002 it closed on the private placement consisting of 790,000 shares consisting of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. Total proceeds of $106,000 ($81,000 relating to flow-through shares and $25,000 relating to common shares) were received prior to year-end with the shares issued on August 2, 2002.

6.     STOCK OPTIONS

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants, enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. The exercise price of each option equals the closing market price of the Company’s stock as calculated on the date immediately preceding the grant. The options can be granted for a maximum term of 5 years.

Stock options issued to officers, employees and directors are as follows:

                                            2002                        2001
   ----------------------------------------------------------------------------------------------
                                          Weighted                    Weighted
                                           Average                     Average
                                          Exercise                    Exercise
                              Number       Price        Number          Price
                             of Shares       $         of Shares          $
   -----------------------------------------------------------------------------------------------

   Options outstanding
      at August 1            1,040,000      0.50          -               -
   Granted                        -          -         1,040,000         0.50
   -----------------------------------------------------------------------------------------------

   Options outstanding
   and exercisable
      at July 31              1,040,000    0.50        1,040,000          0.50
   -----------------------------------------------------------------------------------------------

The expiry date on all options is April 4, 2004.

7. WARRANTS

Warrants issued are as follows:

                                                    2002                  2001
   -----------------------------------------------------------------------------------------------
                                                  Weighted              Weighted
                                                   Average               Average
                                                  Exercise              Exercise
                                    Number         Price      Number      Price
                                   of Shares        $        of Shares      $
   -----------------------------------------------------------------------------------------------
   Warrants outstanding
      at August 1                 3,901,000       0.37            -          -
   Issued                              -            -       3,901,000      0.37
   Exercised                           -            -            -           -
   Expired                         (500,000)      0.50           -           -
   -----------------------------------------------------------------------------------------------
   Warrants outstanding           3,401,000       0.37      3,901,000      0.37
      at July 31
   -----------------------------------------------------------------------------------------------

During the year the expiry dates for the 970,000 Series “B” warrants and 1,250,000 of the 1,750,000 warrants issued with the initial public offering were extended to September 30, 2002. Subsequent to year-end all remaining warrants expired unexercised.

The following table summarizes information on warrants outstanding at July 31, 2002.

                              Number of        Exercise            Expiry
                                Shares          Price               Date
 -----------------------------------------------------------------------------------------------
 Series "B"                     970,000         $0.30        September 30, 2002
 Series "C"                   1,181,000         $0.30        September 30, 2002
 Initial public offering      1,250,000         $0.50        September 30, 2002
 -----------------------------------------------------------------------------------------------
                              3,401,000
 -----------------------------------------------------------------------------------------------

8. COMMITMENTS

Effective April 1, 2001, the Company entered into a Management Services Agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the Company. The agreement is for a term of 24 months and may be extended by agreement of the parties. Under the agreement, Silver Standard provides general corporate management, administrative and technical services for the Company. For personnel, hourly rates charged are based on direct costs plus a factor of 30% for benefits. For overhead costs, office equipment usage and management services personnel, which cannot reasonably be allocated to time spent on behalf of the Company, the management fee was $2,600 per month. An additional $1,500 per month was charged for office space and furnishings used by the Company. On January 1, 2002 the management fee was reduced to $1,500 per month and the amount charged for office space and furnishings was reduced to $1,000 per month.

9.     RELATED PARTY TRANSACTIONS

[a]     The Company entered into the following transactions with related parties:

{i}	Paid or accrued $185,529 (2001 — $126,946) in geological support, management and administration expenses from Silver Standard Resources Inc., a company in which two directors are also directors of the Company (note 8).

{ii}	The Company has entered into mineral property option agreements and share an exploration office with East West (note 3), a company that has one director who is also a director of the Company. The Company paid or accrued $28,472 (2001 — $22,574) to East West for the share of the exploration office. The Company received or accrued $22,598 (2001 — $Nil) from East West’s share of the mineral property option agreements.

{iii}	The Company has entered into a mineral property option agreement with Prism Resources Inc. relating to the Plateau Lake property [note 3], a company whose president and director is also a director of the Company. In fiscal 2002 the Company received $Nil (2001 – $2,250) from Prism.

{iv}	In fiscal 2002 the Company acquired the Awl Lake mineral property from a company that is controlled by a major shareholder of the Company (note 3). The consideration paid was $3,000 in cash and the issuance of 100,000 common shares with value of $20,000.

[b]     Included in amounts receivables and payables at July 31, 2002 are the following:

{i}	$10,988 (2001 — $232) due from East West

{ii}	$30,539 (2001 — $26,528) payable to Silver Standard.

10.     INCOME TAXES

As at July 31, 2002, the Company had available for deduction against future taxable income, net loss carryforwards of approximately $701,000 (2001 — $508,000). These losses, if unutilized, expire from 2003 and 2009. Subject to certain restrictions, the Company has further resource development, exploration and finance expenses totalling approximately $4,654,000 (2001 — $4,644,000) available to reduce taxable income in future years with no fixed expiry date. The net loss carryforwards resulted from regular operating losses in prior years.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of July 31 are as follows:

                                                      2002                2001
                                                       $                    $
 -----------------------------------------------------------------------------------------------------------

 Long term future tax assets:
  Non capital loss carryforwards                    277,700             227,600
  Book amortization in excess of tax
       CCA and resource claims                    1,204,400           1,547,900
  Finance charges                                    56,500              84,300
 -----------------------------------------------------------------------------------------------------------
  Total future tax assets                         1,538,600           1,859,800
  Less:  Valuation allowance for                 (1,538,600)         (1,859,800)
        future tax assets
 ----------------------------------------------------------------------------------------------------------
  Net future tax assets                              -                     -
 -----------------------------------------------------------------------------------------------------------

The potential income tax benefit of these losses and tax pool balances have been offset by a valuation allowance.

A reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax expense (recovery) is as follows:

                                                                2002      2001
                                                                  $         $
  -----------------------------------------------------------------------------------------------------------

  Loss before taxes                                          (211,299) (201,005)
  -----------------------------------------------------------------------------------------------------------
  Income taxes at statutory rates of 39.6% (2001 - 44.6%)     (83,700)  (89,700)
  Non deductible expenses and adjustment for income tax         7,100   (10,500)
  Unrecognized benefit of net operating losses carried forward 76,600   100,200
  -----------------------------------------------------------------------------------------------------------
                                                                 -         -
  -----------------------------------------------------------------------------------------------------------

11.     SEGMENTED INFORMATION

The Company operates in one industry segment in Canada – the exploration and development of mineral properties. Mineral property expenditures by property are detailed in note 3.

12.     FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. The estimated fair values of the Company’s financial instruments approximate their book value as the amounts are short-term in nature.

13.     DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND
          THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differ in certain material respects from United States generally accepted accounting principles and practices (“U.S. GAAP”).

[a]	Mineral Properties

Under Canadian GAAP, mineral property acquisition and exploration expenditures are capitalized until such property is placed into production, sold or abandoned.

Under U.S. GAAP, the recoverability of capitalized mineral property expenditures is generally considered insupportable until a commercially mineable deposit is determined; therefore all mineral property expenditures are expensed as incurred.

[b]	Common Stock

Under U.S. GAAP, compensation cost must be considered for all stock options granted requiring the Company to utilize both the intrinsic value-based and the fair value based methods of accounting and reporting stock-based compensation. Under Canadian GAAP, effective January 1, 2002, all stock-based awards made to non-employees must be measured and recognized using the fair value based method. The Company has elected to adopt the intrinsic value method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (APB 25”) to account for all stock options granted. Further, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation (“SFAS 123”) requires additional disclosure to reflect the results of the Company as if it had elected to follow SFAS 123. SFAS 123 requires a fair value based method of accounting for stock options using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options and require the input of and are highly sensitive to subjective assumptions including the expected stock price volatility. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the existing model does not provide a reliable single measure of the fair value of stock options granted by the Company.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of Company’s shares on the date of grant exceeds the exercise price. During the 2001 fiscal year, the Company granted stock options to purchase 1,040,000 common shares at a price of $0.50 per share expiring on April 4, 2004. No compensation cost has been recognized as the market price of the Company’s shares on the date of grant was less than the exercise price. During the 2002 and 2000 fiscal years, no stock options were granted by the Company.

In accordance with SFAS 123, the following is a summary of the changes in the Company’s stock options for the 2002, 2001 and 2000 fiscal years:

                                                       2002                     2001                      2000
    ----------------------------------------- ----------------------- ------------------------- --------------------------
                                                          Weighted                  Weighted                  Weighted
                                              Number of   Average     Number of     Average     Number of      Average
                                                Shares    Exercise      Shares      Exercise      Shares      Exercise
                                                            Price                    Price                      Price
                                                             ($)                      ($)                        ($)
    ----------------------------------------- ----------- ----------- ----------- ------------- ----------- --------------
    Balance at beginning of year              1,040,000      0.50         -            -            -             -
    Granted                                       -           -       1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Outstanding at end of year                1,040,000      0.50     1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Exercisable at end of year                1,040,000      0.50     1,040,000       0.50          -             -
                                              ----------- ----------- ----------- ------------- ----------- --------------

    Weighted-average fair value of
     Options  granted during the year                         -                       0.05                        -
                                                          -----------             -------------             --------------
For the 2001 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 5.0% volatility factor of the expected market price of the Company’s common stock of 0.31; option lives of three years; and no expected dividends. During the 2002 and 2000 fiscal years, no stock options were granted by the Company.

The following is a summary of the Company’s net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002, 2001, and 2000 fiscal years:

                                           2002                         2001                        2000
                                            $                            $                            $
                                As Reported     Pro Forma     As Reported    Pro Forma    As Reported     Pro Forma
                               -------------- -------------- -------------- ------------ --------------- ------------

      Net loss for the year        (703,084)    (703,084)        (725,102)   (775,126)        (410,537)    (410,537)
                               -------------- -------------- -------------- ------------ --------------- ------------

      Basic and diluted
        Loss per share                (0.08)       (0.08)           (0.24)     (0.26)            (0.37)       (0.37)
                               -------------- -------------- -------------- ------------ --------------- ------------

 [c]     Application of U.S. GAAP to Financial Statements

         The impact of the application of U.S. GAAP to the Company's financial statements are summarized as follows:

         BALANCE SHEETS                                                        2002             2001         2000
                                                                               $                   $         $
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Assets
         Mineral properties under Canadian GAAP                           1,478,254         986,469         462,372
         Add back write-off of mineral properties under
            Canadian GAAP                                                    61,384          23,771          79,412
         Mineral property expenditures expensed
            under U.S. GAAP                                                (553,169)       (547,868)       (374,825)
         Cumulative historical adjustments                                 (986,469)       (462,372)       (166,959)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Mineral properties under U.S. GAAP                                  -                -               -
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Total Assets under U.S. GAAP                                       160,464         200,443         148,517
         ----------------------------------------------------------- ---------------- --------------- ---------------

         Shareholders' Equity
         Deficit under Canadian GAAP                                     (6,648,816)     (6,437,517)     (6,236,512)
         Deduct net loss under Canadian GAAP                                211,299         201,005         115,124
         Add net loss under U.S. GAAP                                      (703,084)       (725,102)       (410,537)
         Cumulative historical adjustments                                 (986,469)       (462,372)       (166,959)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Deficit under U.S. GAAP                                         (8,127,070)     (7,423,986)     (6,698,884)
         ----------------------------------------------------------- ---------------- --------------- ---------------
         Total Shareholders' Equity
            Under U.S. GAAP                                                 104,566         142,955          97,963
         ----------------------------------------------------------- ---------------- --------------- ---------------

         STATEMENTS OF OPERATIONS

         ----------------------------------------------------------- ---------------- --------------- ---------------

         Loss for the year under Canadian GAAP                             (211,299)       (201,005)       (115,124)
         Add back write-off of mineral properties under
            Canadian GAAP                                                    61,384          23,771          79,412
         Mineral property expenditures expensed
            under U.S. GAAP                                                (553,169)       (547,868)        (374,825)

         ----------------------------------------------------------- ---------------- --------------- ---------------
         Loss for the year under U.S. GAAP                                 (703,084)       (725,102)        (410,537)
         ----------------------------------------------------------- ---------------- --------------- ---------------

         STATEMENTS OF CASH FLOWS                                              2002             2001            2000
                                                                               $                $               $
         -------------------------------------------------------------- ------------- --------------- ---------------

         Operating Activities
         Loss for the year under U.S. GAAP                                 (703,084)       (725,102)       (410,537)
         Non-cash issue of shares for property                               36,500           6,250            -
         Other components of operating activities which
            are similar under Canadian and U.S. GAAP                        (2,089)          16,292        (405,485)
         -------------------------------------------------------------- ------------- --------------- ---------------
         Net cash provided by (used for) operating
            activities under U.S. GAAP                                     (668,673)       (702,560)       (816,022)
         -------------------------------------------------------------- ------------- --------------- ---------------

         Investing Activities
         Mineral property costs under U.S. GAAP                                -               -               -
         -------------------------------------------------------------- ------------- --------------- ---------------
         -------------------------------------------------------------- ------------- --------------- ---------------
         Net cash used for investment activities under U.S. GAAP               -               -               -
         -------------------------------------------------------------- ------------- --------------- ---------------
[d]	Loss per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share (“EPS”) is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

                                                                               2002             2001            2000
                                                                                $               $               $
                                                                     ---------------- --------------- ---------------

         Numerator, net loss for the year under U.S. GAAP                  (703,084)       (725,102)        (410,537)

                                                                     ---------------- --------------- ---------------
         Denominator:
         Weighted-average number of shares
            under Canadian GAAP                                           9,202,413       3,062,700       1,111,303
         Effect of escrow shares excluded from
           the denominator under U.S. GAAP                                 (138,000)        (76,562)             --
                                                                     ---------------- --------------- ---------------

         Weighted-average number of shares under U.S. GAAP                9,064,413       2,986,138       1,111,303
                                                                     ---------------- --------------- ---------------

         Basic and diluted loss per share under U.S. GAAP                     (0.08)          (0.24)           (0.37)
                                                                     ---------------- --------------- ---------------
Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

[e]	Recent Accounting Pronouncements

In August, 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets that established a single accounting model, based on the framework of SFAS No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001 and the Company does not expect any significant impact upon adoption.

14.	SUBSEQUENT EVENTS

[a]	The Company issued 25,000 shares pursuant to the terms of a mineral property agreement with respect to the Geikie mineral properties. The shares were issued at $0.25 per share (note 3) and this concludes the obligations under the agreement.
The Company issued 12,500 shares pursuant to the terms of a mineral property agreement with respect to the Stucco mineral properties. The shares were issued at $0.16 per share (note 3).

[b]	The Company has been notified in October, 2002 that Teck Cominco was terminating its agreement relating to the Mikinak property and further, that the claims were in good standing (note 3).

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

      ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
		Y	M	D
Canplats Resources Corporation	July 31, 2002	2002	11	08
ISSUER ADDRESS
#1180 - 999 West Hastings Street
CITY PROVINCE POSTAL CODE	ISSUER FAX NO.	ISSUER TEL.NO.
Vancouver B.C. V6C 2W2	(604)689-3847	(604)689-3846
CONTACT PERSON	CONTACT'S POSITION	CONTACT TEL. NO.
Linda J. Sue	Corporate Secretary	(604) 484-8203
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
lsue@silverstandard.com	www.canplats.com

CERTIFICATE
The schedule required to complete this Quarterly Report is attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"Robert A. Quartermain"	Robert A. Quartermain	2002	11	08
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED
		Y	M	D
"R.E. Gordon Davis"	R.E. Gordon Davis	2002	11	08

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE “B”– SUPPLEMENTARY INFORMATION
For the Twelve Months Ended July 31, 2002

1.     Analysis of expenses and deferred costs: See Schedule “A” – Financial Statements.

2.     Related Party Transactions: See Schedule “A” — Financial Statements.

3.     (a) Securities Issued During the Twelve Months Ended July 31, 2002:

Date of Issue	Type of Security	Type of Issue	Number of Securities	Price per Security	Total Proceeds	Type of Consideration	Commission
Sept. 10, 2001	Common Shares	Property Acquisition	25,000	$0.25	N/A (1)	Property Option	N/A
Sept. 13, 2001	Common Shares	Property Acquisition	100,000	$0.20	N/A (1)	Property Option	N/A
October 12, 2001	Common Shares	Private Placement	1,305,000	$0.20	$261,000	Cash	N/A
January 11, 2002	Common Shares	Private Placement	900,000	$0.20	$180,000	Cash	N/A
March 13, 2002	Common Shares	Property Acquisition	25,000	$0.25	N/A (1)	Property Option	N/A
April 4, 2002	Common Shares	Property Acquisition	25,000	$0.16	N/A (1)	Property Option	N/A
April 9, 2002	Common Shares	Private Placement	150,000	$0.15	$22,500	Cash	N/A
April 9, 2002	Common Shares	Private Placement	300,000	$0.20	$60,000	Cash	N/A

            (1)        Issued in connection with property acquisition.

    (b)      Options Granted During the Twelve Months Ended July 31, 2002:

Number	Exercise Price	Expiry Date
Nil

4.     Summary of Securities as at July 31, 2002:

(a)	Authorized Capital	100,000,000 no par value common shares

(b)	Issued and Outstanding	10,217,303 common shares
	Amount	$ 8,125,636

         (c)

Special Warrants Outstanding
Number	Exercise Price	Expiry Date
Nil

Options Outstanding
Number	Exercise Price	Expiry Date
1,040,000	$0.50	April 4, 2004

Share Purchase Warrants Outstanding
Number	Exercise Price	Expiry Date
970,000	$0.30	September 30, 2002
1,181,000	$0.30	September 30, 2002
1,250,000	$0.50	September 30, 2002
3,401,000

(d)	Total number of securities in escrow:	138,000 common shares
138,000 share purchase warrants
	Total number of securities subject to a pooling agreement:	Nil

5.	List of Directors and Officers as at November 8, 2002:

Directors:

R.E. Gordon Davis A. Terrance MacGibbon Robert A. Quartermain James W. Tutton

Officers:

	R.E. Gordon Davis Robert A. Quartermain Kenneth McNaughton Ross A. Mitchell Linda J. Sue	President, CEO & Chairman Vice President, Operations & COO Vice President, Exploration Vice President, Finance Corporate Secretary

CANPLATS RESOURCES CORPORATION
QUARTERLY REPORT
SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS
For the Twelve Months Ended July 31, 2002

Description of Business:

The company is in the process of acquiring, exploring and developing platinum group mineral properties. The company will attempt to bring the properties to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright.

Discussion of Operations and Financial Condition:

2002 Highlights

o	Drill programs to test geophysical anomalies on Geikie, Posh, Voltaire-Johnspine and Grand Bay properties totalling 2,580 meters.

o	Joint ventures with Platinum Group Metals and Teck Cominco resulted in diamond drill programs on both Stucco and Mikinak West properties.

o	Two airborne magnetometer surveys totalling 2,757 line kilometers completed to better define magnetic anomalies that indicate more basic deeper sill bodies.

o	Interpretation of diamond drill results and geophysical surveys indicate several prospective untested drill targets.

o	Financing and joint venture participation resulted in active expenditure programs totalling $737,000 this past year.

o	Successful raising of $523,500 through private placements with a further $106,000 in deposits received on share subscriptions that closed subsequent to year-end.

The company’s activities this past year have continued to be concentrated on exploring its properties in the Nipigon Plate area of northwestern Ontario for both Noril’sk-type PGE massive sulphide deposits and Lac des Iles-type PGE deposits associated with disseminated sulphides. Interpretation of data from both diamond drill programs and airborne geophysical surveys conducted have defined several as yet untested prospective targets for more basic sills that may represent hosts for Noril’sk-type mineralization.

Three private placements, which raised a total of $523,500, provided funding for diamond drill programs on the Geikie, Posh, Grand Bay and Voltaire-Johnspine properties as well as two airborne magnetometer surveys to provide detailed data to better define extensive anomalies from earlier government surveys. Option agreements were entered into with Platinum Group Metals Ltd. on the Stucco property and with Teck Cominco Limited on the Mikinak West property, which resulted in a total of approximately $200,000 in expenditures for survey work and follow-up diamond drill programs on the properties. Subsequent to year-end, Teck Cominco terminated their agreement. Platinum Group Metals have an on-going program planned, including adjoining claims recently staked where Canplats and East West Resources have interests.

Although no significant platinum group elements or base metal values were encountered in drill programs, there is mineralogical and elemental evidence of differentiation to more basic sill rocks at depth which provides together with the high definition airborne magnetic survey data interpretation, encouragement for further drill testing. The Noril’sk deposit type, particularly, is a valid model for future drill programs on anomalies that are better defined as a result of the past year’s exploration activities.

Current financial markets for early-stage exploration are challenging for both corporate financing and joint venture participation. However, we are optimistic that the excellent targets on a number of your company’s properties will attract the investment required in the near future.

Review of Property Work

Voltaire – Holes drilled the previous year intersected a complex series of layered mafic sills which became both olivine and manganese-rich with depth. The holes terminated in buried extensions of the Garden Lake Greenstone belt including pyritic iron formations, which would be excellent sources of sulphur. Sulphur is regarded as critical in the precipitation of PGE in host rocks.

A second, two-hole program was completed in April 2002, which totalled 1,054 metres. These holes tested the base of magnetic anomalies that were modeled from data derived from a high definition airborne magnetic survey completed in February 2002. No significant values were intersected by this drilling. The hole testing the Gull River anomaly did intersect olivine rich (35%) gabbros beneath 400 metres of Archean meta-sandstones, as predicted by the magnetic modeling. Several anomalies remain untested which overlie the projected extension of the Garden Lake Greenstone belt, which presumably would provide the sulphur necessary for the formation of nickel or copper sulphides.

Stucco – On September 27, 2001, the Company entered into an option agreement whereby Platinum Group Metals Ltd. (PTG) could earn a 51% interest in the project in consideration of making staged payments over 48 months, totalling $65,000 and incurring exploration expenditures of $1 million. As of fiscal year-end, PTG had made payments totalling $40,000 and incurred exploration expenditures in excess of the scheduled $125,000. Work programs included airborne and ground geophysical surveys, geological mapping and drilling. No significant values have been intersected to date. Additional surveys have been planned on the property and on adjoining claims where Canplats and East West Resources have interests.

Geikie – Prior work included cutting 43.6 km of grid line which were used as a base for soil sampling and geological mapping. Ground IP and EM surveys were completed totalling 32.55 km and 7.2 km respectively. This work identified numerous drill targets, seven of which were tested in October 2001. A total of 842 metres of drilling was completed which locally intersected anomalous values in copper and palladium. Most of this drilling was focused on locating a near surface Lac des Iles-type target. The deeper holes were progressively becoming more olivine and magnesium-rich with depth.

A high definition airborne magnetic survey was flown in the summer of 2002. Modeling of this data has identified several deep-seated targets reflecting possible accumulations of nickel or copper sulphides at the base of a conical-shaped intrusion.

Posh – The previous year’s work programs consisted of line cutting, soil sampling and geophysical surveys. A total of 15 km of grid was cut on which were run 15 km of IP survey, 8 km of soil sampling and 5.8 km of EM survey. A two-hole diamond drill program, totalling 274 metres was completed in October 2001. Anomalous values in copper and palladium were locally intersected. A detailed airborne magnetic survey was completed in the summer of 2002. Modeling of this data is suggesting the possible presence of a large mafic body having been intruded up along a regional break. These deep-seated targets remain untested.

Grand Bay – Work on this property has been carried out in several programs. A total of 21 km of line cutting provided the grid for 19.2 km of IP survey, 6.1 km of EM geophysical survey. This work was followed-up in November 2002 by a single drill hole which totalled 410 metres. This hole intersected a series of mafic sills which were becoming olivine-rich (up to 25%) with depth. Modeling of magnetic data from a survey flown in January 2002 showed that the drill hole was on the verge of penetrating the top of the source of the magnetic anomaly. Any accumulations of nickel sulphides would be at the base of the intrusion, projected to be an additional 400 metres below the bottom of the drill hole.

Black Sturgeon – A total of 12.5 km of grid line was cut and soil-sampled. An EM geophysical survey was completed over 6 km of the grid. A detailed airborne magnetic survey flown in February delineated a series of intersecting structures along which mafic rocks have been intruded. Exploration targets exist at the intersections of the limbs of the intrusions.

Mikinak West – A work program was undertaken in September, 2001, consisting of 13 km of line cutting, 13 km of magnetic geophysical survey and 6 km of EM geophysical survey. Subsequent to this, Teck Cominco Limited entered into an option agreement where they could earn up to 60% interest in the project by making staged payments and incurring work expenditures of $2.25 million over six years. Teck Cominco has completed an additional geophysical survey and an initial drill program of over 500 metres. No significant values were intersected by that drill program. Subsequent to this work, the Company has received notice that Teck Cominco would be discontinuing their option of the project. The Company is awaiting their final report and will make recommendations for additional work after reviewing the data.

Review of Financial Results

Fiscal year-ended July 31, 2002 Compared to year-ended July 31, 2001

During the fiscal year-ended July 31, 2002, Canplats expended $516,669 on the acquisition and exploration of mineral properties as compared to $541,618 for the fiscal year-ended July 31, 2001.

Expenses for the 2002 fiscal year decreased to $151,551 as compared to $185,353 for the 2001 fiscal year. Cost reductions were reflected in a number of areas. Consulting expenses were $Nil for the 2002 fiscal year ($17,278 for 2001). The 2001 expense included a non-recurring $15,000 cost relating to the successful registration of the company with the U.S. Securities and Exchange Commission. All other consulting work performed in fiscal 2002 related to specific properties with the respective costs allocated to mineral property costs. Legal, accounting and audit expenses for the year were $7,005 compared to $17,815 in the previous year, reflecting less work being performed outside the company. Office expenses for the year were $3,455 compared to $17,156 in the prior year. This $13,701 reduction is offset by the $13,300 increase in the management administration fee. In April, 2001, the company entered into a management services agreement with Silver Standard Resources Inc., a company in which two directors are also directors of the company. This arrangement is explained in greater detail in Note 8 of the 2002 Financial Statements. Salaries for the year were $38,738 compared to $50,022 in the prior year. The $11,284 reduction reflects less direct time being charged to the company by Silver Standard. The three main areas where the company experienced cost increases, other than the management administration fee, were insurance $6,315 ($634 in 2001), listing and filing fees $8,683 ($3,625 in 2001) and transfer agents fees $15,692 ($6,898 in 2001). In 2002, Canplats was added as a named insured under Silver Standard’s corporate liability coverage and was allocated its share of premium costs. The increase in listing and filing fees and transfer agency fees reflects the costs associated with the three private placements that were undertaken during the year and costs associated with administering a larger shareholder base. Going forward, the company will continue its efforts in containing administrative costs.

Interest income for fiscal 2002 was $1,636 compared to $6,419 in the prior year, reflecting both lower cash balances and lower interest rates.

The loss for the year was $211,299 compared to $201,005 in the 2001 fiscal year resulting in a basic loss per share of $0.02 as compared to $0.06 in the 2001 fiscal year. The reduced loss per share reflects a higher weighted average number of issued shares. The loss includes $61,384 in mineral properties written off compared to $23,771 written off in fiscal 2001. The properties written off in 2002 include Tartan ($27,240), North Fintry ($9,571), Circle Lake ($15,382), Boomer Lake ($8,191) and Kitchen Lake ($1,000).

Fiscal year-ended July 31, 2001 compared to fiscal year-ended July 31, 2000

During the fiscal year ended July 31, 2001, the company expended $541,618 on the acquisition and exploration of mineral properties as compared to $360,952 for the fiscal year ended July 31, 2000. This increase in acquisition and exploration expenditures can be attributed to the increased activity of the company in acquiring and exploring PGE mineral properties following the successful completion of it’s $1,000,000 initial public offering in March 2001.

Expenses for the 2001 fiscal year increased to $185,353 as compared to $51,673 for the 2000 fiscal year reflecting the general increased activity of the company. The increase in expenses reflected higher activity levels in the company following the successful completion of its financings. The increases were spread across a wide number of areas. The main areas were salaries at $50,022 ($1,646 in 2000), investor relations $19,364 ($1,279 in 2000), office rent $18,000 (nil in 2000), office expenses $17,156 ($7,653 in 2000), shareholder relations $16,918 (nil in 2000), legal, accounting and audit $17,815 ($8,763 in 2000) and management administration fees $10,200 ( nil in 2000). Reduction in expenses occurred in general exploration at nil ($6,771 in 2000) and travel and accommodation $3,801 ($10,585 in 2000).

Under an arrangement with Silver Standard Resources Inc., a publicly traded company with two common directors, Silver Standard provides for administrative and technical services. The salary expense of $50,022 relates to administrative and management time allocations to the company based on direct cost plus a 30% allowance for benefits. Investor relations of $19,364 is comprised of $7,813 in salary costs charged by Silver Standard for time spent on investor relations. Other significant costs in investor relations include $7,813 for a Standard and Poor’s directory listing, $1,463 for slide presentations and $830 for a web site. Legal and accounting expenses of $17,815 are comprised of $12,436 of outside accounting and audit fees and $5,379 in legal expense.

Interest income of $6,419 was earned during the 2001 fiscal year due to higher cash balances following the initial public offering compared to $2,088 for the year ended July 31, 2000.

Loss for the 2001 fiscal year increased to $201,005 as compared to $115,124 for the 2000 fiscal year, resulting in basic and diluted loss per share of $0.06 as compared to $0.10, respectively. The loss includes $23,771 in mineral property costs written off ($79,412 in 2000) offset by a $1,700 gain on debt settlement ($13,874 in 2000). The mineral property costs written-off in 2001 relates to general costs whereas in 2000 the Horseshoe Property was abandoned by the company. The weighted average number of common shares outstanding used to calculate basic and diluted loss per share was 3,062,700 shares for 2001 and 1,111,303 shares for 2000.

Liquidity and Capital Resources

For the year-ended July 31, 2002, the company issued, in three separate private placements, a total of 2,505,000 flow-through common shares at $0.20 per share and 150,000 common shares at $0.15 per share. Total net proceeds from these issues were $522,195. Prior to year-end, a further $106,000 in deposits on share subscriptions were received. These deposits related to a private placement consisting of 790,000 shares comprised of 540,000 flow-through shares at $0.15 per share and 250,000 common shares at $0.10 per share. The placement closed on August 2, 2002.

Working capital at July 31, 2002 was $104,566 compared to $142,955 as at July 31, 2001. The ability of the company to continue as a going concern depends on its ability to raise additional financing. While it has been successful in the past, there can be no assurance that it will be able to do so in the future.

Financings

Flow-Through Private Placement – October 18, 2001

In a flow-through private placement announced on September 18, 2001 and accepted by the TSX Venture Exchange on October 18, 2001, the company set out certain expenditures that were to be made using the proceeds of the private placement. The placement was fully subscribed and the company received gross proceeds of $261,000. After expenses, the net amount received was $259,695. The following table reconciles the actual expenditures against the estimated use of the $261,000 as outlined in our TSX Venture Exchange filing documents. By July 31, 2002, the funds had been fully spent.

                                              Per TSX                                                                       TSX Venture
                                              Venture                                                                          Exchange
                                             Exchange                        Variance Over     Projected         Total           Filing
                                              Filing            Actual to          (Under)       Cost to     Projected      Compared to
                                             Documents      July 31, 2002                       Complete          Cost            Total
                                                                                                                         Projected Cost
                                                                                                                         Over / (Under)
----------------------------------------- ---------------- --------------- ---------------- ------------- ------------- ----------------
                                                 1               2            3 = 2 - 1          4         5 = 2 + 4          6 = 5 - 1

Assaying                                       $    4,800    $    32,440        $  27,640          --        $  32,440       $  27,640
Drilling                                          113,000        100,906          (12,094)         --          100,906         (12,094)
Geochemistry                                       20,866          6,652          (14,214)         --            6,652         (14,214)
Geology salaries                                   24,500         31,854            7,354          --           31,854           7,354
Geophysics - ground                                25,000         32,103            7,103          --           32,103           7,103
Labour and expediting                               3,400         14,025           10,625          --           14,025          10,625
Line cutting                                       12,000         20,632            8,632          --           20,632           8,632
Miscellaneous                                      12,000         10,642           (1,358)         --           10,642          (1,358)
Travel and transport                                8,900         11,746            2,846          --           11,746           2,846
Contingency                                        36,534           --            (36,534)         --            --            (36,534)
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------
TOTAL                                          $  261,000  $      261,000           --             --        $ 261,000           --
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------

Planned expenditures on drilling and geochemistry have been reallocated to the areas of ground geophysics, assaying, labour and expediting and line cutting.

Flow-Through Private Placement – January 11, 2002

In a flow-through private placement announced on December 21, 2001 and accepted by the TSX Venture Exchange on January 11, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placement. The placement was fully subscribed and the company received proceeds of $180,000. The following table reconciles the actual expenditures to July 31, 2002 against the estimated use of the $180,000 as outlined in our TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

                                              Per TSX                                                                       TSX Venture
                                              Venture                                                                          Exchange
                                             Exchange                        Variance Over     Projected         Total           Filing
                                              Filing            Actual to          (Under)       Cost to     Projected      Compared to
                                             Documents      July 31, 2002                       Complete          Cost            Total
                                                                                                                         Projected Cost
                                                                                                                         Over / (Under)
----------------------------------------- ---------------- --------------- ---------------- ------------- ------------- ----------------
                                                 1               2            3 = 2 - 1              4         5 = 2 + 4      6 = 5 - 1

Assaying                                        $   6,500         6,100           (400)            --           6,100           (400)
Drilling                                           90,000        91,978          1,978             --          91,978          1,978
Geology salaries                                   35,000        19,984        (15,016)            --          19,984        (15,016)
Geophysics - airborne                              25,000        48,357         23,357             --          48,357         23,357
Geophysics - ground                                --            14,365         14,365             --          14,365         14,365
Labour and expediting                               5,000         3,650         (1,350)            --           3,650         (1,350)
Miscellaneous                                       5,000         5,775            775             --           5,775            775
Travel and transport                                6,000         6,286            286             --           6,286            286
Contingency                                         7,500         --            (7,500)            --            --           (7,500)
Joint venture recovery                             --           (16,495)       (16,495)            --         (16,495)       (16,495)
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------
TOTAL                                          $  180,000       180,000           --               --         180,000            --
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------

Planned expenditures on geology salaries have been reallocated to the main areas of airborne and ground geophysics. The joint venture recovery was not provided for in the TSX Venture Exchange filing documents. By July 31, 2002, the funds had been fully spent.

Private Placement – April 22, 2002

In a $60,000 flow-through and a $22,500 non-flow-through private placement announced on March 13, 2002 and accepted by the TSX Venture Exchange on April 22, 2002, the company set out certain expenditures that were to be made using the proceeds of the private placements. The placements were fully subscribed and the company received proceeds of $82,500. The following table reconciles the actual expenditures to July 31, 2002 against the estimated use of the $82,500 as outlined in our TSX Venture Exchange filing documents. It also shows the estimated costs to complete as well as the variance based upon total projected costs compared to the budget amount in the filing documents.

                                              Per TSX                                                                       TSX Venture
                                              Venture                                                                          Exchange
                                             Exchange                        Variance Over     Projected         Total           Filing
                                              Filing            Actual to          (Under)       Cost to     Projected      Compared to
                                             Documents      July 31, 2002                       Complete          Cost            Total
                                                                                                                         Projected Cost
                                                                                                                         Over / (Under)
----------------------------------------- ---------------- --------------- ---------------- ------------- ------------- ----------------
                                                 1               2            3 = 2 - 1          4         5 = 2 + 4          6 = 5 - 1

Assaying                                     $  2,000             2,270         $  270             --          2,270            270
Geophysics - airborne                            --              12,522         12,522             --         12,522         12,522
Drilling                                       30,000             --            (30,000)           --            --         (30,000)
Geology salaries                               15,000            20,269          5,269          10,242        30,511         15,511
Labour and expediting                           2,000               730          (1,270)           --            730         (1,270)
Miscellaneous                                   2,000             9,669          7,669             --          9,669          7,669
Travel and transport                            2,000             3,090          1,090             --          3,090          1,090
Contingency                                     7,000             --             (7,000)           --            --          (7,000)
Joint venture recovery                           --               1,208          1,208             --          1,208          1,208
General corporate overhead                     22,500            22,500           --                --        22,500           --
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------
TOTAL                                        $ 82,500            72,258         (10,242)        10,242        82,500           --
                                          ---------------- --------------- ---------------- ------------- ------------- ----------------

Planned expenditures for drilling have been reallocated to the main areas of airborne geophysics and geology salaries.